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[LORAL LOGO]

600 Third Avenue
New York, NY 10016

FOR IMMEDIATE RELEASE


                                                         Contact:  Tony Doumlele
                                                                  (212) 338-5214


                       LORAL OFFERS TO EXCHANGE SHARES OF
               6% SERIES C AND 6% SERIES D CONVERTIBLE REDEEMABLE
                                 PREFERRED STOCK


NEW YORK - February 22, 2001 - Loral Space & Communications (NYSE:LOR) today announced exchange offers for shares of the company's 6% Series C Convertible Redeemable Preferred Stock due 2006 and for its 6% Series D Convertible Redeemable Preferred Stock due 2007.

Under the terms of the voluntary exchange program, each Series C share may be exchanged for 4.10 shares of Loral Common Stock. As of December 31, 2000, there were 13,497,863 outstanding shares of the Series C Preferred Stock.

Each Series D share may be exchanged for 4.25 shares of Loral Common Stock. As of December 31, 2000, there were 8,000,000 outstanding shares of the Series D Preferred Stock.

Both offers extend to all outstanding shares of the Series C and D Preferred issues, and these offers remain open until 5 p.m., New York City time, March 22, 2001, unless extended.

The exchange offers are intended to afford preferred shareholders the opportunity to receive more shares of Common Stock than they would be entitled to receive under the conversion provisions of the Series C and the Series D Preferred Stock. In addition, the exchange offers are expected to provide holders of Series C and D Preferred Stock greater liquidity for their investments as well as a premium in market value.

Documents describing the exchange offers in greater detail are being mailed to holders of Series C and Series D Preferred Stock. Series C and D shareholders who wish to participate in the exchange offers should contact the company's information agent, Mackenzie Partners, Inc., at 212-929-5500 or 1-800-322-2885. Exchanges will be effected by The Bank of New York, the exchange agent for the offers.




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This document may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, from time to time, Loral Space & Communications Ltd. or its representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but are not limited to, various filings made by the company with the Securities and Exchange Commission, press releases or oral statements made with the approval of an authorized executive officer of the company. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions. These factors and conditions have been described in the company's filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934, including without limitation the section of the company's annual report on Form 10-K for the fiscal year ended December 31, 1999, entitled "Certain Factors That May Affect Future Results." The reader is specifically referred to these documents regarding the factors and conditions that may affect future results.